SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. ____)

LNB Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 502100-10-0

(CUSIP Number)

Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Fifth Floor, Independence, OH 44131, (216) 328-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person s.s. or i.r.s. identification no. of above person Umberto P. Fedeli
2	check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 383,500
	8	shared voting power
	9	sole dispositive power 383,500
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 383,500
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 5.2%
14	type of reporting person* IN

Item 1.             Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), which has its principal executive offices at 457 Broadway, Lorain, Ohio 44052. The Company is the holding company for the Lorain National Bank (the “Bank”).

Item 2.             Identity and Background.

(a)         This Schedule 13D is being filed by Umberto P. Fedeli for the purpose of reporting acquisitions of Shares of the Company.

(b)         The business address of Mr. Fedeli is 5005 Rockside Road, Fifth Floor, Independence, Ohio 44131.

(c)         Mr. Fedeli’s principal occupation is president and chief executive officer of The Fedeli Group, an insurance brokerage and consulting firm located at 5005 Rockside Road, Fifth Floor, Independence, Ohio 44131.

(d)         Negative with respect to Mr. Fedeli.

(e)         Negative with respect to Mr. Fedeli.

(f)         Mr. Fedeli is a citizen of the United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $1,353,918 (excluding commissions) with Mr. Fedeli’s personal funds.

Item 4.             Purpose of Transaction.

Mr. Fedeli, a long-time investor in community banks and thrifts, purchased the Shares for investment. He believes the current market price of the Shares represents an excellent value compared to the Company’s book value and tangible book value, particularly when compared to similarly-situated community banks.  Mr. Fedeli also believes that the current trading price reflects a discount to the market based on his view of the Company’s future earnings potential.  Reflecting continuing profitability despite a challenging economic environment, the Company’s recently announced results for the quarter ended June 30, 2010 point to the Company’s strengths. These strengths include a loyal customer base providing solid core deposits that creates a stable source of low interest funds, many strong branch locations, and niche commercial banking businesses.

Nevertheless, Mr. Fedeli believes that the Company, like most community banks, is approaching a critical crossroads. Mr. Fedeli believes that, although community banks face significant and numerous challenges arising from the recession, smaller banks, particularly stronger ones like the Company that are continuing to generate profits, are well positioned to take advantage of future improvements in the economic environment by providing banking solutions and services to small businesses and the middle market, niches that are not well served by the national mega-banks. The massive consolidation among the national mega-banks as a result of the recession has created unique growth opportunities for community banks that can offer competitive services on a local scale.

In order to successfully take advantage of these opportunities, Mr. Fedeli believes that the Company must begin to consider potential long-term growth strategies.  The Company must expand its business platform based on relationships, services, products and execution to maximize services to small and middle market businesses. As part of the long-term growth strategies, the Company must consider ways to replace its federal TARP funds in a manner that is non-dilutive to the Company’s shareholders.  In considering long-term growth strategies and the Company’s strategic alternatives, Mr. Fedeli feels that the Company (like most community banks) must review all options, including a potential merger with another local bank.  If the Company is going to thrive again, a bank combination should seek to achieve synergies through economies of scale to reduce costs and improve profitability, as well as provide the Company’s shareholders with a non-dilutive means of replacing TARP funds.  In short, Mr. Fedeli believes the Company must lay the groundwork today to realize its potential tomorrow.

As part of being able to realize the Company’s full potential, Mr. Fedeli feels that the board of directors of the Company must begin with a review of itself.  Mr. Fedeli believes that the board is too large and recommends reducing the size of the board so that the remaining directors are fully engaged in the strategic process and focused on growing the Company. Such a reduction will have the added benefit of saving money for the Company.

Mr. Fedeli intends to meet with members of the Company’s board of directors and management team to learn more about the board and management’s plans and strategies for the Company and to share his thoughts regarding how to best maximize shareholder value over the long-term.

Mr. Fedeli is a member of the board of directors and a shareholder of PVF Capital Corp. (“PVF”), the holding company for Park View Federal Savings Bank.  Although here are no current discussions between PVF and the Company regarding a merger or other form of business combination, Mr. Fedeli does not rule out potential future discussions.

Other than as set forth in this Item 4 and pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Fedeli has no plans or proposals that relate to or would result in any of the following:

(i)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the Bank;

(ii)         the sale or transfer of a material amount of assets of the Company or the Bank;

(iii)       a change in the present board of directors or management of the Company;

(iv)       a material change in the present capitalization or dividend policy of the Company;

(v)        a material change in the business or corporate structure of the Company;

(vi)       a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company by any person;

(vii)      the delisting from the NASDAQ Stock Market of the Shares;

(viii)     a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)       any action similar to any of those enumerated in (i) through (viii) above.

Mr. Fedeli reserves all of his rights to buy additional Shares, to sell the Shares he owns and, in the absence of action by the Company, to cause the Company to seek the best alternative to maximize shareholder value.  As may be required, Mr. Fedeli will contact the Board of Governors of the Federal Reserve System to provide notice or seek approval if he takes any actions requiring such notice or approval.  Further, subject to applicable laws and regulations, Mr. Fedeli may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.             Interest in Securities of the Issuer.

(a)         According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,363,161 Shares outstanding.

Mr. Fedeli beneficially owns a total of 383,500 Shares, or 5.2% of the outstanding Shares.

(b)         Mr. Fedeli has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by him.

(c)         In the past sixty days, Mr. Fedeli purchased 281,000 Shares in open market transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

8/05/2010	500	$5.14
8/04/2010	1,640	$5.14
8/03/2010	360	$5.07
8/02/2010	13,500	$5.07
7/29/2010	41,000	$5.07
7/28/2010	15,000	$5.07
7/27/2010	2,000	$5.07
7/22/2010	5,000	$4.99
7/16/2010	1,000	$4.88
7/13/2010	7,000	$4.84
7/12/2010	156,956	$4.67

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

7/07/2010	520	$4.83
7/06/2010	2,636	$4.84
7/01/2010	1,386	$4.95
6/24/2010	500	$4.97
6/23/2010	4,500	$4.95
6/23/2010	1,700	$4.95
6/21/2010	500	$4.94
6/16/2010	8,000	$4.99
6/15/2010	3,000	$4.97
6/08/2010	10,000	$4.82

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.            Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010	/s/ Umberto P. Fedeli
Umberto P. Fedeli